UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13d

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

EDGIO, INC.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

53261M104
(CUSIP Number)

Celia A. Soehner, Esq.
Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0060
(212) 309-6000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 14, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53261M104

1	NAME OF REPORTING PERSONS College Top Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,812,429
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,812,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,812,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 53261M104

1	NAME OF REPORTING PERSONS College Parent L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,812,429
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,812,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,812,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53261M104

1	NAME OF REPORTING PERSONS College Parent Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,812,429
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,812,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,812,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53261M104

1	NAME OF REPORTING PERSONS AP IX College Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,812,429
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,812,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,812,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53261M104

1	NAME OF REPORTING PERSONS AP IX College Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,812,429
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,812,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,812,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53261M104

1	NAME OF REPORTING PERSONS Apollo Management IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,812,429
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,812,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,812,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53261M104

1	NAME OF REPORTING PERSONS AIF IX Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,812,429
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,812,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,812,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53261M104

1	NAME OF REPORTING PERSONS Apollo Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,812,429
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,812,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,812,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53261M104

1	NAME OF REPORTING PERSONS Apollo Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,812,429
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,812,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,812,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53261M104

1	NAME OF REPORTING PERSONS Apollo Management Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,812,429
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,812,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,812,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53261M104

1	NAME OF REPORTING PERSONS Apollo Management Holdings, GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,812,429
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,812,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,812,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.8%
14	TYPE OF REPORTING PERSON OO

Schedule 13D/A

Amendment No. 1

The information in this Amendment No. 1 to Schedule 13D (this “First Amendment” or this “13D/A”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “SEC”) by College Top Holdings, Inc. (“College Holdings”) and the other Reporting Persons therein described on June 27, 2022, relating to the common stock, par value $0.001 per share (the “Common Stock”), of Edgio, Inc., a Delaware corporation (the “Issuer” or the “Company”) (as amended, the “Schedule 13D”).

Except as set forth herein, the Schedule 13D remains unmodified.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) & (b) Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5 by reference. The aggregate beneficial ownership of the Common Stock by the Reporting Persons is as follows:

Sole Voting Power	0
Shared Voting Power	80,812,429
Sole Dispositive Power	0
Shared Dispositive Power	80,812,429

The Reporting Persons’ aggregate percentage beneficial ownership of the total amount of Common Stock outstanding is 35.8%, based on a total of 225,480,641 shares of Common Stock outstanding as of September 18, 2023, as reported in the Issuer’s proxy statement on Schedule 14A filed with the SEC on October 6, 2023.

Each of the entities listed above other than College Holdings disclaims beneficial ownership of any shares of the Common stock owned of record by College Holdings, except to the extent of any pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) Except as described above and in Items 4 and 6 of this Schedule 13D, which information is incorporated herein by reference, none of the Reporting Persons has effected any transactions of the Common Stock during the 60 days preceding the date of this Schedule 13D.

(d) & (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

Financing Transactions and Support Agreement

On November 14, 2023, the Company entered into series of financing transactions with Lynrock Lake Master Fund LP (“Lynrock”), pursuant to which, among other things, the Company issued senior secured convertible notes and warrants to Lynrock in exchange for certain convertible senior notes of the Company held by Lynrock (the “Financing Transactions”). In order to implement certain aspects of the Financing Transactions, the Company agreed to seek the approval of the stockholders of the Company to (i) effect a reverse stock split of all outstanding shares of Common Stock; (ii) approve the issuance of all shares of Common Stock issuable upon conversion of the senior convertible notes and exercise of warrants; (iii) adjourn the meeting in the event that the requisite approval of stockholders is not obtained; (iv) amend the Company’s certificate of incorporation to provide that the approval of certain independent directors shall be required for the Company to certain bankruptcy-related matters; and (v) appoint two (2) independent members to the Company’s board of directors (the “Board”) (collectively, the “Shareholder Proposals”).

On November 14, 2023, the Company entered into a support agreement with College Holdings (the “Support Agreement”), pursuant to which College Holdings agreed, among other things, to vote certain shares of Common Stock beneficially owned by College Holdings in favor of the Board’s recommendation of each Shareholder Proposal. The Support Agreement contains customary representations and warranties from the Company and College Holdings, and will terminate upon the earlier of (i) approval by the stockholders of the Company of the Shareholder Proposals, (ii) June 30, 2024, and (iii) the termination of the Financing Transactions in accordance with the terms thereof.

The foregoing description of the Support Agreement is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is attached hereto as Exhibit E and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

Exhibit	Description
Exhibit E	Support Agreement, dated November 14, 2023, by and between the Company and College Holdings

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2023

COLLEGE TOP HOLDINGS,INC.

By:	College Parent L.P.,
its sole shareholder

	By:	College Parent Holdings GP, LLC
its general partner

		By:	AP IX College Holdings, L.P.,
its sole member

			By:	AP IX College Holdings GP, LLC,
its general partner

				By:	/s/ James Elworth
James Elworth
Vice President

COLLEGE PARENT L.P.

By:	College Parent Holdings GP, LLC
its general partner

	By:	AP IX College Holdings, L.P.,
its sole member

		By:	AP IX College Holdings GP, LLC,
its general partner

			By:	/s/ James Elworth
James Elworth
Vice President

COLLEGE PARENT HOLDINGS GP, LLC

By:	AP IX College Holdings, L.P.,
its sole member

	By:	AP IX College Holdings GP, LLC,
its general partner

		By:	/s/ James Elworth
James Elworth
Vice President

AP IX COLLEGE HOLDINGS, L.P.

By:	AP IX College Holdings GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

AP IX COLLEGE HOLDINGS GP, LLC

By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT IX, L.P.

By:	AIF IX Management, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

AIF IX MANAGEMENT, LLC

By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ James Elworth
James Elworth
Vice President